Exhibit 99.1

ASX ANNOUNCEMENT 22 JULY 2025

DR OLIVER SARTOR APPOINTED TO RADIOPHARM SCIENTIFIC

ADVISORY BOARD

Sydney, Australia – 22 July 2025 – Radiopharm Theranostics (ASX:RAD, “Radiopharm” or the “Company”), a clinical-stage biopharmaceutical company focused on developing innovative oncology radiopharmaceuticals for areas of high unmet medical need, is pleased to announce the appointment of Dr Oliver Sartor, MD to the Company’s Scientific Advisory Board (SAB).

Dr Sartor is an internationally recognised medical oncologist and scientist specialising in prostate cancer and radiopharmaceutical therapies. He currently serves as Director of Radiopharmaceutical Clinical Trials and Chair of the Genitourinary Cancer Disease Group at the world-renowned Mayo Clinic, in Rochester, Minnesota. He was previously Laborde Professor of Medicine and Urology and Medical Director of Tulane Cancer Center in New Orleans under Tulane University School of Medicine.

Dr Sartor has also held senior roles at LSU Health Sciences Center, Dana-Farber/Harvard Medical School, and as Medical Oncology Co-Chair of the GU Committee of NRG Oncology.

Dr Sartor received his MD with honours from Tulane University School of Medicine in 1982, completed internal medicine residency at Tulane, and a medical oncology fellowship at the National Cancer Institute (NCI).

Since 1990 he has focused on prostate cancer clinical research, authoring more than 500 peer-reviewed publications and leading multiple pivotal Phase 3 trials that resulted in FDA approvals for therapies including samarium-153 EDTMP, cabazitaxel, radium-223, and PSMA-targeted radioligand therapy.

“Dr Sartor brings an unparalleled depth of expertise in both clinical translation and radiopharmaceutical therapies,” said Riccardo Canevari, Managing Director and CEO of Radiopharm Theranostics. “We’re very honoured to welcome him to our SAB. His insight and leadership will be invaluable as we advance our radiopharmaceutical pipeline.”

About Radiopharm Theranostics

Radiopharm Theranostics is a clinical stage radiotherapeutics company developing a world-class platform of innovative radiopharmaceutical products for diagnostic and therapeutic applications in areas of high unmet medical need. Radiopharm is listed on ASX (RAD) and on NASDAQ (RADX). The company has a pipeline of distinct and highly differentiated platform technologies spanning peptides, small molecules and monoclonal antibodies for use in cancer. The clinical program includes one Phase 2 and three Phase 1 trials in a variety of solid tumor cancers including lung, breast, and brain metastases. Learn more at radiopharmtheranostics.com.

Authorized on behalf of the Radiopharm Theranostics Board of Directors by Executive Chairman Paul Hopper.

Radiopharm Theranostics Limited
Suite 1, Level 3, 62 Lygon Street, Carlton South VIC 3053 Australia
ABN: 57 647 877 889

ASX ANNOUNCEMENT 22 JULY 2025

For more information:

Investors:
Riccardo Canevari
CEO & Managing Director
P: +1 862 309 0293
E: rc@radiopharmtheranostics.com

Anne Marie Fields
Precision AQ
(Formerly Stern IR)
E: annemarie.fields@precisionaq.com

Media:
Matt Wright
NWR Communications
P: +61 451 896 420
E: matt@nwrcommunications.com.au

Follow Radiopharm Theranostics:

Website – https://radiopharmtheranostics.com/
Twitter – https://twitter.com/TeamRadiopharm
Linked In – https://www.linkedin.com/company/radiopharm-theranostics/
InvestorHub – https://investorhub.radiopharmtheranostics.com/

Radiopharm Theranostics Limited
Suite 1, Level 3, 62 Lygon Street, Carlton South VIC 3053 Australia
ABN: 57 647 877 889